UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

XTL Biopharmaceuticals Ltd. (the “Company”) announces that on December 11, 2025, Tal Klinger, Chief Executive Officer of Social Proxy Ltd., an Israeli company and wholly owned subsidiary of the Company, and Roee Klinger, Chief Technology Officer of Social Proxy Ltd., submitted a letter of resignation from their respective positions, effective immediately.

The Company is evaluating next steps with respect to the management of Social Proxy Ltd. and will provide updates as appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 12, 2025	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

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